                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K
                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1995

                          Commission File Number 1-977

              WESTINGHOUSE DE PUERTO RICO RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                       Westinghouse Electric Corporation
                    Westinghouse Building, 11 Stanwix Street
                        Pittsburgh, Pennsylvania  15222

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                          WESTINGHOUSE DE PUERTO RICO

                            RETIREMENT SAVINGS PLAN

                            FINANCIAL STATEMENTS AND

                             ADDITIONAL INFORMATION

                               DECEMBER 31, 1995

                          WESTINGHOUSE DE PUERTO RICO

                            RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS

                               DECEMBER 31, 1995


Report of Independent Accountants....................................       1-2

Financial Statements:

       Statement of Net Assets Available for Benefits................         3

       Statement of Changes in Net Assets Available for Benefits.....         4

       Notes to Financial Statements.................................       5-9

Additional Information:*

       Schedule I - Schedule of Assets Held for Investment Purposes..        10

       Schedule II - Schedule of Reportable Transactions.............     11-12


* Other Schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       The Chase Manhattan Bank Building Telephone 809 754 9090 PO Box 363566
                       San Juan PR 00936-3566

PRICE WATERHOUSE

                         REPORT OF INDEPENDENT ACCOUNTANTS

June 7, 1996

To the Participants and Administrator of the Westinghouse de Puerto Rico Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Westinghouse de Puerto Rico Retirement Savings Plan (the Plan) at December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

June 7, 1996
To the Participants and Administrator of the Westinghouse de Puerto Rico Retirement Savings Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits for the years then ended is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The additional schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 10 Expires Dec. 1, 1998
Stamp 1369283 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report


                                                   WESTINGHOUSE DE PUERTO RICO
                                                     RETIREMENT SAVINGS PLAN
                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      WITH FUND INFORMATION

                                                 December 31, 1995                                December 31, 1994
                                ---------------------------------------------------    --------------------------------------------
                                 Fixed        Vanguard     Westinghouse                   Fixed     Vanguard  Westinghouse
                                Income         Mutual      Common Stock                  Income      Mutual   Common Stock
                                 Fund           Fund          Fund         Total          Fund        Fund        Fund      Total
                                 ----           ----          ----         -----          ----        ----        ----      -----
ASSETS

Investments, at fair value:
    Vanguard Mutual fund                        $501,007                $  501,007                  $342,745             $  342,745
    Westinghouse Common
      Stock fund                                             $309,421      309,421                             $210,809     210,809
                                                --------     --------   ----------                  --------   --------  ----------
                                                 501,007      309,421      810,428                   342,745    210,809     553,554

Guaranteed insurance contracts  $3,607,353                               3,607,353    $2,915,971                          2,915,971
                                ----------      --------     --------   ----------    ----------    --------   --------  ----------

Total investments                3,607,353       501,007      309,421    4,417,781     2,915,971     342,745    210,809   3,469,525

Receivables:
    Accrued interest and
      dividends                     96,440        16,904        8,075      121,419                     6,105         12       6,117
                                ----------      --------     --------   ----------    ----------    --------   --------  ----------

Total assets available
  for benefits                   3,703,793       517,911      317,496    4,539,200     2,915,971     348,850    210,821   3,475,642

LIABILITIES

Accounts payable                    96,486         6,571       15,890      118,947                     6,105      8,710      14,815
                                ----------      --------     --------   ----------    ----------    --------   --------  ----------

Net assets available
  for benefits                  $3,607,307      $511,340     $301,606   $4,420,253    $2,915,971    $342,745   $202,111  $3,460,827
                                ==========      ========     ========   ==========    ==========    ========   ========  ==========

     The accompanying notes are an integral part of these financial statements.


                                                   WESTINGHOUSE DE PUERTO RICO
                                                     RETIREMENT SAVINGS PLAN
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      WITH FUND INFORMATION

                                                     December 31, 1995                              December 31, 1994
                                         ------------------------------------------    --------------------------------------------
                                          Fixed   Vanguard  Westinghouse                Fixed    Vanguard  Westinghouse
                                         Income    Mutual   Common Stock               Income     Mutual   Common Stock
                                          Fund      Fund        Fund        Total       Fund       Fund        Fund         Total
                                          ----      ----        ----        -----       ----       ----        ----         -----
Additions to net assets attributed to:
  Investment income -
    Net appreciation (depreciation)
      in fair value of investments                 $116,544   $ 70,158   $  186,702              ($ 16,440) ($ 20,156)  ($  36,596)
    Interest and dividends            $  218,628     11,770      3,619      234,017  $  203,021     12,212      3,673       218,906
                                      ----------   --------   --------   ----------  ----------  ---------  ---------   -----------
        Total investment income          218,628    128,314     73,777      420,719     203,021     (4,228)   (16,483)      182,310
  Contributions -
    Employer                             283,131     33,843     22,956      339,930     264,758     36,139     18,497       319,394
    Participants                         663,464     79,341     53,791      796,596     684,732     93,374     66,433       844,539
                                      ----------   --------   --------   ----------  ----------  ---------  ---------   -----------
        Total contributions              946,595    113,184     76,747    1,136,526     949,490    129,513     84,930     1,163,933
                                      ----------   --------   --------   ----------  ----------  ---------  ---------   -----------
        Total additions                1,165,223    241,498    150,524    1,557,245   1,152,510    125,285     68,447     1,346,243
                                      ----------   --------   --------   ----------  ----------  ---------  ---------   -----------
Deductions from net assets
 attributed to:
  Participants benefits upon
    termination of membership            219,706     62,875     11,046      293,627     245,926     37,469     39,458       322,853
  Hardship withdrawals                                                                    1,901                               1,901
  Market value of shares distributed                                                                            3,913         3,913
  Administrative expenses                                                                   832                                 832
  Inter-fund transfers                    (3,000)    (2,773)     5,773                   (8,470)    (7,465)    15,935
  Transfer of assets to other plans      257,181     12,801     34,210      304,192   1,909,249    212,061    144,968     2,266,278
                                      ----------   --------   --------   ----------  ----------  ---------  ---------   -----------
        Total deductions                 473,887     72,903     51,029      597,819   2,149,438    242,065    204,274     2,595,777
                                      ----------   --------   --------   ----------  ----------  ---------  ---------   -----------
       Net (decrease) increase           691,336    168,595     99,495      959,426    (996,926)  (116,781)  (135,827)   (1,249,534)
Net assets available for benefits:
        Beginning of year              2,915,971    342,745    202,111    3,460,827   3,912,897    459,526    337,938     4,710,361
                                      ----------   --------  ---------   ----------  ----------  ---------  ---------   -----------
        End of year                   $3,607,307   $511,340   $301,606   $4,420,253  $2,915,971  $ 342,745  $ 202,111   $ 3,460,827
                                      ==========   ========   ========   ==========  ==========  =========  =========   ===========

   The accompanying notes are an integral part of these financial statements.

              WESTINGHOUSE DE PUERTO RICO RETIREMENT SAVINGS PLAN
              ---------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
- ---------------------------------

The following brief description of the Westinghouse de Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
- -------

The Plan is a defined contribution plan effective as of January 1, 1992 for the purpose of providing a convenient way for eligible employees to accumulate capital on a regular and long-term basis, and to provide for the retirement of the eligible employees of the employing companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers all the regular employees of Westinghouse de Puerto Rico, Inc., Westinghouse Electric Company, S.A. and several employees of Westinghouse Electric Corporation currently employed in Puerto Rico (the "Company"). Any employee working on a full-time basis for any of the latter employing companies is eligible for admission to the Plan.

Contributions
- -------------

Plan participants may elect to contribute from 1% to 4% of their total compensation excluding bonuses to a Basic Allotment and from 1% to 4% extra to a Supplementary Allotment. The Company contributes an amount equal to 50% of the employee's contribution within the Basic Allotment. The participant's contribution can not exceed the lesser of 8% of eligible compensation or $7,000. The employee's election shall be effective for a minimum of one quarter.

Participant accounts
- --------------------

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The net income of the Plan is credited to the participants' accounts at the end of each quarter.

Investment options
- ------------------

Upon enrollment in the Plan, a participant may direct contributions in any of the following three investment options:

    Mutual Fund -        Funds are primarily invested in Vanguard Institutional
                         Index Fund, a open-end mutual fund

    Fixed Income Fund -  Funds are invested in guaranteed insurance contracts with insurance companies

    Company Stock Fund-  Funds are invested in Common Stock of Westinghouse
                         Electric Corporation

Payment of benefits and vesting rights
- --------------------------------------

The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee's termination because of death, the entire credit balance is paid to the person or persons legally entitled thereto. In case of termination because of any reasons other than death, the participant is entitled to the balance as long as the participant has 3 or more years of eligible service or has contributed to the Plan since January 1, 1992. If the participant has less than 3 years of eligible service, and entered the Plan after January 1, 1992, he/she is entitled to receive only the amounts contributed less any withdrawals made.

Fees and expenses
- -----------------

All trustee's fees and most of the administrative expenses incurred in the management of the Plan are borne by Westinghouse de Puerto Rico, Inc.

Plan termination
- ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

NOTE 2 - SUMMARY OF MAJOR ACCOUNTING POLICIES:
- ----------------------------------------------

Basis of accounting
- -------------------

The Plan's policy is to prepare its financial statements using the accrual basis of accounting.

Investments
- -----------

The Westinghouse Common Stock Fund and the Vanguard Mutual Fund shares are presented at fair market value in the financial statements. Fair market value is determined by Bankers Trust Company (the "Trustee") based on quoted values as of the last day of the Plan year. The Fixed Income Fund, composed of guaranteed insurance contracts with insurance companies is presented at contract value, which approximates market value.

Contributions
- -------------

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Measurement date
- ----------------

Purchases and sales of securities are recognized on the trade date.

Dividends
- ---------

Dividends on Mutual Fund shares and shares of the Corporation's common stock are credited to each participant's account, as appropriate, for shares held at the date of record.

Distributions and withdrawals
- -----------------------------

For the Mutual Fund and the Fixed Income Fund, employee distributions and withdrawals are paid in the form of cash. For the Common Stock Fund, they are paid in the form of securities, which are valued at market.

NOTE 3 - PAYABLES AND WITHDRAWALS IN PROCESS:
- ---------------------------------------------

Withdrawals-in-process at December 31, 1995 and 1994, are not included in the respective years' statement of net assets available for benefits or the statement of changes in net assets available for benefits.
Withdrawals-in-process at December 31, were as follows:

                                       1995       1994
                                       ----       ----
     Fixed Income Fund                $71,343    $44,039
     Vanguard Mutual Fund              38,769        976
     Westinghouse Common Stock Fund     1,114        443
                                     --------    -------
                                     $111,226    $45,458
                                     ========    =======

NOTE 4 - TAX STATUS:
- --------------------

The Company obtained a favorable determination letter from the Puerto
Rico Department of the Treasury which qualifies the Plan as tax exempt under the Provisions of Section 165 (a) of the Puerto Rico Income Tax Act of 1954, and, accordingly, no provision for income taxes has been included in the Plan's financial statements.

Under the Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest from insurance contracts and investment income received by the Trustee until the participant's account is distributed or withdrawals are made.

NOTE 5- TRANSFERS OF ASSETS AND OTHER EVENTS:
- ---------------------------------------------

On January 31, 1994, the Distribution and Control Business Unit (DCBU), with approximately 1,300 plan participants, was sold to Eaton Corporation ("Eaton"). According to the purchase agreement between the parties, Westinghouse de Puerto Rico, Inc. had to transfer all the DCBU participant's account balances in the Plan as of the effective date of the sale.

On March 31, 1994 the Plan completed a partial transfer in the amount of $2,266,278 to Eaton's sponsored plan in connection to the divestiture of DCBU. This payment represented the employees' and the Company's contributions, plus the related investment income earned on the account balances as of December 31, 1993. The market values of the assets transferred as of December 31, 1993 by fund were $1,909,249 Fixed Income Fund, $212,060 Vanguard Mutual Fund and $144,968 Westinghouse Common Stock Fund.

A second transfer was made on June 28, 1995 amounting to $134,612 for the Fixed Income Fund, $5,102 for the Mutual Fund and 1,400 Westinghouse Common Shares with a book value of $20,919 plus $14,472 in corresponding income for the month ended January 31, 1994 transferred on September 14, 1995.

On March 27, 1995, the Plan completed the transfer of net assets in the amount of $99,887 to another sponsored plan in connection with the divesture of the Westinghouse Electric Company Division (WESCO). The market value of the assets transferred as of December 31, 1994 by fund were as follows:

       Fixed Income                       $89,767
       Vanguard Mutual Fund                 5,043
       Westinghouse Common Stock Fund
       (349 shares)                         5,077
                                          -------
                                          $99,887
                                          =======

On March 31, 1995, the Welco Caribbean Consolidation (Welco) Division with approximately 12 participants was sold to Eaton Corporation. On June 29, 1995, the Plan transferred to another plan the following:

             Fixed Income Fund                               $19,747
             Vanguard Mutual Fund                              1,138
             Westinghouse Common Stock Fund
             (536 shares)                                      7,837
                                                             -------
                                                             $28,722
                                                             =======

NOTE 6 - SUBSEQUENT EVENTS:
- ---------------------------

On March 1, 1996 the Productos Electronicos Industriales Division (PEI), with approximately 253 plan participants was sold to Northrop Grumman Corporation. According to the purchase agreement there will be a transfer of assets equal to the full account balance of PEI employees as of March 31, 1996. Transfer is expected on the second semester of 1996 and is estimated to be approximately $618,000 plus 1,932 Westinghouse Common Shares with a market value of $35,700 according to estimate prepared by plan administrator.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I

                          WESTINGHOUSE DE PUERTO RICO

                            RETIREMENT SAVINGS PLAN

                        ITEM 27A FORM 5500 - SCHEDULE OF

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995


Description of asset                  Shares          Cost        Market value
- --------------------                  ------          ----        ------------
Mutual Fund:

   BT Pyramid Directed
    Account Cash Fund                    -          $      16        $     16
   Vanguard Institutional
    Index Fund SH Ben Int               8,648         400,052         500,991
                                                     --------        --------
       Fund total                                    $400,068        $501,007
                                                     ========        ========

Westinghouse Common Stock:

   BT Pyramid Directed
    Account Cash Fund                   -            $  7,858        $  7,858
   Westinghouse Electric
   Corporation Common Stock            18,416         268,161         301,563
                                                     --------        --------

       Fund total                                    $276,019        $309,421
                                                     ========        ========

Fixed Income Fund:

   BT Pyramid Directed
    Account Cash Fund                   -          $       45      $       45
   Westinghouse Consolidated
    GIC Fund                          331,262       3,366,204       3,607,308
                                                   ----------      ----------

                                                   $3,366,249      $3,607,353
                                                   ==========      ==========

                                                         ADDITIONAL INFORMATION
                                                                    SCHEDULE II

                          WESTINGHOUSE DE PUERTO RICO
                            RETIREMENT SAVINGS PLAN

           ITEM 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
         INDIVIDUAL TRANSACTIONS AND ASSOCIATED TRANSACTIONS BY PERSON
                           FROM 01/01/95 TO 12/31/95

                                 VANGUARD FUND

 Party involved                           Purchase or                    Cost of     Current value         Net gain
or security name                         selling price     Expenses       asset         of asset           or (loss)
- ----------------                         -------------     --------       -----         --------           ---------
Vanguard Institutional Index Fund
 SH Ben Int
   Purchased on          12/07/1995         59.02           Net                        $48,009
   Sold on               06/13/1995         50.31           Net         $30,747         35,748             5,001

BT Pyramid directed account
 cash fund
   Purchased on          11/17/1995        100.00           Net                         30,036
   Sold on               11/20/1995        100.00           Net          30,036         30,036

Vanguard Institutional Index Fund
 SH Ben Int
   Sold on               11/17/1995         56.77           Net          23,527         30,036             6,509
   Sold on               08/18/1995         53.00           Net          21,411         25,945             4,534


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1994 as defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                                         ADDITIONAL INFORMATION
                                                                    SCHEDULE II

                          WESTINGHOUSE DE PUERTO RICO
                            RETIREMENT SAVINGS PLAN

           ITEM 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
         INDIVIDUAL TRANSACTIONS AND ASSOCIATED TRANSACTIONS BY PERSON
                           FROM 01/01/95 TO 12/31/95

                         WESTINGHOUSE COMMON STOCK FUND

 Party involved                     Purchase or                   Cost of   Current value     Net gain
or security name                   selling price     Expenses      asset       of asset       or (loss)
- ----------------                   -------------     --------      -----       --------       ---------
BT Pyramid Directed Account
 Cash Fund
    Purchased on    06/30/1995        100.000          Net                    $108,204
    Purchased on    03/31/1995        100.000          Net                     104,914
    Sold on         07/03/1995        100.000          Net        100,609      100,609
    Sold on         04/03/1995        100.000          Net         98,596       98,596
    Purchased on    09/29/1995        100.000          Net                      90,143
    Sold on         10/02/1995        100.000          Net         83,794       83,794


 * Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1994 as defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                      Westinghouse de Puerto Rico
                                      Retirement Savings Plan


Dated:  June 27, 1996                 By: /s/ Ivonne Velazquez
                                         ------------------------
                                      Name: Ivonne Velazquez
                                      Title: Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.         Description                            Sequential
                                                             Page No.

   23               Consent of Independent Accountants          18